Premier Holding Corp.

4705 West Addisyn Court

Visalia, California  93291

(559) 732-8177

September 16, 2010

Mary Beth Breslin, Senior Attorney

Division of Corporate Finance

U.S. Securities and Exchange Commission

Mail Stop 3030

Washington, D.C. 20549

Re:

Premier Holding Corp.

Amendment No. 2 to Quarterly Report on Form 10Q/A

 Filed September 16, 2010

File No. 000-29482

Dear Ms. Breslin:

The company is in receipt of your comment letter of July 26, 2010.  The Company wishes to supplement and amend its answer to Comment 12, based upon the review by the Company’s new independent accountants of our Form 10Q/A for the period ended June 30, 2010, as filed today.

Item 4T Controls and Procedures, page 20

12.

The Company changed independent accountants on June 11, 2010.  The first report reviewed by our new independent accountants was the quarterly report on June 30, 2010, which was completed and the report filed on August 16, 2010.  When we filed our amendments to our reports on Forms 10/A, 10K/A, and 10Q/A on September 9, 2010, our independent accountant was still in the process of reviewing our proposed Quarterly Report on Form 10Q/A for the period ended June 30, 2010.  As a result of the initial review of the original report and the subsequent review of our proposed Form 10Q/A, our independent accountants identified material weaknesses in internal control and brought these weaknesses to the attention of the Company.  The Company concluded that due to the existence of adjusting journal entries not recorded by management and missing disclosures in the footnotes to the financial statements, both of which were discovered by the independent auditors, the company’s internal controls over financial reporting were ineffective.  These ineffective controls overlapped into our disclosure controls and procedures, making them ineffective as well.  We have, therefore, today filed our amendment to Form 10Q for the period ended June 30, 2010 disclosing the material weaknesses in internal control the Company has identified.

I, on behalf of the Company, acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosures in the filing; (ii) Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense ion any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

JACK GREGORY

CEO

cc: Kenneth Eade